Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Western Copper and Gold Corporation (“Company”)

Suite 907 – 1030 West Georgia Street

Vancouver, BC V6E 2Y3

Item 2. Date of Material Change

February 26, 2026

Item 3. News Release

A news release was disseminated through Canada Newswire on February 26, 2026 and subsequently filed under the Company’s profile on SEDAR+.

Item 4. Summary of Material Change

The Company has issued, on a bought deal basis, 22,169,125 common shares at a price of $4.15 per share for gross proceeds of $92,001,868.75, including the full exercise of the over-allotment option.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On February 26, 2026, the Company completed its previously announced bought deal public offering (the “Offering”) of 22,169,125 common shares of the Company (the “Common Shares”) at a price of $4.15 per Common Share for gross proceeds of $92,001,868.75, including the full exercise of the over-allotment option.

The Offering was completed pursuant to an underwriting agreement dated February 12, 2026 entered into between the Company and a syndicate of underwriters led by Stifel Nicolaus Canada Inc., and including ATB Capital Markets Corp., National Bank Financial Inc., Agentis Capital Markets (First Nations Financial Markets Limited Partnership), BMO Nesbitt Burns Inc., Canaccord Genuity Corp., CIBC World Markets Inc. and H.C. Wainwright & Co., LLC (the “Underwriters”). In connection with the Offering, the Company paid the Underwriters a cash commission equal to 5.0% of the gross proceeds, other than on sales of an aggregate of 1,098,500 Common Shares to purchasers on a president’s list.

The net proceeds from the sale of the Common Shares are expected to be used to advance permitting and engineering activity at the Company’s Casino Project in the Yukon and for general corporate and working capital purposes.

The Offering was completed by way of a short form prospectus (the “Prospectus”) filed in all of the provinces of Canada, except Québec, and in the United States pursuant to a prospectus filed as part of a registration statement on Form F-10 (the “Registration Statement”) under the Canada/U.S. multi-jurisdictional disclosure system. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The Prospectus is available on SEDAR+ at www.sedarplus.ca. The Registration Statement is available on EDGAR at www.sec.gov.

Pamela O’Hara, a director of the Company, and Mike Psihogios, an officer of the Company (the “Insiders”) participated in the Offering and were issued 50,000 Common Shares and 30,500 Common Shares, respectively, for a total of 80,500 Common Shares for aggregate gross proceeds of $334,075. The Insiders’ participation in the Offering constitutes a “related party transaction” as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“61-101”). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements contained in sections 5.5(a) and 5.7(1)(a) of 61-101 in respect of the Offering as neither the fair market value of the securities issued to the Insiders nor the consideration paid by the Insiders for such securities exceed 25% of the Company’s market capitalization. Written consent resolutions of the board of directors of the Company were passed approving the Offering. No special committee was established in connection with the Offering and the participation of the Insiders, and no materially contrary view was expressed by any director of the Company. The Company did not file a material change report 21 days prior to closing of the Offering as the participation of the Insiders in the Offering had not been confirmed at that time.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Contact:  Mike Psihogios

Phone:   (416) 476-7627

Item 9. Date of Report

February 26, 2026

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This material change report contains certain forward-looking statements concerning the use of proceeds from the Offering. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and other U.S. securities law and “forward-looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”).

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include, but are not limited to, that market or business conditions will not change in a materially adverse manner. Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of the Company and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient capital in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in the Company’s AIF and Form 40-F, including those under the heading “Risk Factors” and other information released by the Company and filed with the applicable regulatory agencies.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.